Exhibit 99.1

Dolphin Limited Partnership III, L.P.

Via Email and Federal Express – signature required	October 18, 2019

Board of Directors

Qumu Corporation

510 1st Avenue North, Suite 305

Minneapolis, MN 55403

Re: October 15, 2019 letter, revised from Qumu responses

Gentlemen:

As you know, Dolphin Limited Partnership III, L.P. (“Dolphin”), a long term holder with approximately 6.1% of the outstanding common stock of Qumu Corporation (“Qumu” or the “Company”) sent a four-page letter dated September 24, 2019 to Qumu’s Chairman and requested its delivery to the Company’s board of directors (the “Board”).

The letter centered around (i) Dolphin requesting the current five member Board (with $27.0 million of 2019 revenue guidance) not to expand until certain definitive determinations were made, (ii) Dolphin indicating generally that a transaction with a financial acquiror would not yield the best result for shareholders, (iii) Dolphin emphasizing the escalating cost of the 2011, $52 million cash and stock purchase, together with further substantial investment, now aggregating and estimated to be approximately $130 million, net (Dolphin believes Qumu expended approximately $77 million of cash, net and net assets that were later converted to cash since December 31, 2013, together with the $52 million purchase; this appears to have been offset by cash flow from the Disc Publishing segment until its sale in 2014) pertaining to the video content management software business, (iv) when Dolphin did not have a director on the Board, the Board having presided over expending what we believe to be approximately $50 million from December 2013 to June 2015 and (v) with the December 2017 addition of two directors sponsored by or affiliated with a different large shareholder group, the subsequent further reduction of net cash (cash and equivalents less debt and financing obligations) to what appears to be approximately $3.3 million as of June 30, 2019. When Dolphin filed its initial Schedule 13D in 2013, it appears Qumu had approximately $9.25 per share in cash, assets and investments later converted to cash. Dolphin notes that its financial terminology contained herein and in its September 24, 2019 letter may not correspond to the Company’s financial terminology.

Dolphin also recommended that the Board quickly examine whether it can grow revenue and profits after eight years of further development and investment in the video content management software business, or expeditiously pursue other pathways, including partnering with another operating company, and given the dynamic changes in the technology environment in the last couple of years.

Board of Directors
Qumu Corporation
October 18, 2019

Dolphin is seeking a near-term, continuing, expansive dialogue with the Board regarding the above and expects to keep shareholders appropriately advised. As you know, Dolphin had a director on the Board from March 18, 2013 to December 31, 2013 and a separate director on the Board from July 22, 2015 (which was preceded by dialogue between Dolphin, the Board and their respective counsels and an agreement among principals) to May 10, 2018. During the second span, the Company, among other initiatives, cut approximately $25.0 million of annual run rate expenses to near cash flow break even. In addition, in Dolphin’s September 24, 2019 letter, it requested that the Board indicate to Dolphin’s counsel if it believed there were any material factual inaccuracies in its letter, as it intends to make such letter public. Prior to and on October 17, 2019, the Company responded to Dolphin’s concerns regarding the Board and Dolphin’s request for comment in its October 15, 2019 letter. Dolphin believes this revised letter reasonably reflects the Company’s response to its October 15, 2019 letter.

Dolphin has had a longstanding relationship with the Company, including representation on the Board, and remains a sizable shareholder. Dolphin looks forward to the Company’s 2019 third quarter operating report, year-end guidance and a near term resolution to generate value for all shareholders.

Sincerely,

/s/ Donald T. Netter

Donald T. Netter
Senior Manager

cc: Michael R. Neidell, Olshan Frome Wolosky LLP